UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 8)

ReNew Energy Global plc
(Name of Issuer)

Class A ordinary shares, nominal value of $0.0001
(Title of Class of Securities)

G7500M 104
(CUSIP Number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East Suite 2500 Toronto, Ontario M5C 2W5 Canada Tel: (416) 868-4075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1	NAME OF REPORTING PERSON Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,846,844(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,846,844(2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,846,844(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on 269,099,498 Class A ordinary shares (excluding treasury shares), nominal value of $0.0001 (the “Shares”) of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), outstanding as of October 12, 2022, as reported by the Issuer in its Post-Effective Amendment No. 2 on Form F-3 to the Registration Statement on Form F-1 (File No. 333-259706) filed on September 21, 2021, as subsequently amended, which was declared effective by the SEC on October 5, 2021, filed with the U.S. Securities and Exchange Commission on October 13, 2022 and declared effective by the SEC on October 26, 2022.

(2) The Reporting Person currently holds 76,501,166 Shares of the Issuer. In addition, the Business Combination Agreement (as defined below) grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer (“ReNew India”), held by the Reporting Person (the “India Shares”) to the Issuer in exchange for an aggregate of 12,345,678 Shares. As of March 8, 2023, the Reporting Person is considered to beneficially own an aggregate of 88,846,844 Shares, or 31.6% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

(3) The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the “Class D Share”). The Class D Share effectively gives the Reporting Person the right to exercise its voting rights as if the Reporting Person had already converted the India Shares into Shares.

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022, February 18, 2022, February 24, 2022, September 23, 2022, October 3, 2022, March 2, 2023, and March 8, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the “Shares”), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), having its registered office at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB United Kingdom.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Amendment to Shareholders’ Agreement

Following the effectiveness of the Amendment No. 1, pursuant to the Amended Shareholders’ Agreement: (a) until the Second Anniversary Date (as defined in the Amended Shareholders’ Agreement), the Reporting Person has the right to designate two Board Representatives for appointment to the Board, and (b) from and after the Second Anniversary Date, the Reporting Person is expected to be the Major Investor (as defined in the Amended Shareholders’ Agreement) and, so long as the Reporting Person remains the Major Investor, will have the right to appoint two Board Representatives for appointment to the Board and the right to appoint one (1) of its nominee Director to each committee of the Board (except on the Audit committee).

Accordingly, the Reporting Person may participate in and influence the affairs of the Issuer through the Reporting Person’s rights under the Amended Shareholders’ Agreement.

In addition, the Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects regularly to review and consider alternative ways of maximizing its return on such investment. Subject to the Amended Shareholders’ Agreement, the Standstill Agreement, market conditions, valuations, regulatory approvals and any other approvals, the Reporting Person may acquire additional Shares or dispose of Shares in open market transactions, privately negotiated transactions or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Person may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

The Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Amended Shareholders’ Agreement

All capitalized terms used but not otherwise defined under this heading shall have the meanings ascribed to such terms in the Amended Shareholders’ Agreement.

On July 24, 2023, the Reporting Person entered into an Amendment No. 1 to Shareholders Agreement (“Amendment No. 1”, and the Shareholders’ Agreement, as amended by the Amendment No. 1, the “Amended Shareholders’ Agreement”) with the other parties to the Shareholders’ Agreement. A copy of Amendment No. 1 is attached hereto as Exhibit 99.9.

Pursuant to the Amended Shareholders’ Agreement:

(a) until the Second Anniversary Date and for so long as the Reporting Person, together with its Affiliates, holds (i) equal to or greater than twenty six percent (26%) of the Equivalent Outstanding Voting Beneficial Shares, the Reporting Person shall be entitled to appoint two (2) Directors, or (ii) equal to or greater than fifteen percent (15%) but less than twenty six percent (26%) of the Equivalent Outstanding Voting Beneficial Shares, the Reporting Person shall be entitled to appoint one (1) Director;

(b) from and after the Second Anniversary Date, the Board shall be comprised of (i) up to ten (10) Directors, if there are three (3) or fewer Investor Nominee Directors (other than the Founder Director) or (ii) up to eleven (11) Directors, if there are four (4) Investor Nominee Directors (other than the Founder Director), in each case (A) a majority of whom shall be Independent Directors, and (B) at least two (2) of the directors shall be female;

(c) from and after the Second Anniversary Date, (i) the Major Investor, if any, shall be entitled to appoint two (2) Directors, and (ii) each Voting Investor that, together with its Affiliates, holds at least fifteen percent (15%) of the Equivalent Outstanding Voting Beneficial Shares and that is not the Major Investor shall be entitled to appoint one (1) Director; however, in no event shall the total number of Directors appointed by the Voting Investors exceed four (4) and if the Voting Investors as a group obtain the right to appoint more than four (4) Directors, then the Director Appointment Rights shall be reallocated among the Appointing Investors as follows: (A) if there is an Appointing Investor who is a Major Investor, (x) such Appointing Investor shall be entitled to appoint two (2) Directors, (y) the Appointing Investors holding the next two highest percentages of Equivalent Outstanding Voting Beneficial Shares (and each being not less than fifteen percent (15%)) will be entitled to appoint one (1) Director each, and (z) no other Voting Investor(s) shall be an Appointing Investor; or (B) if no Appointing Investor is a Major Investor, then (x) the Appointing Investors with the four (4) highest percentages of Equivalent Outstanding Voting Beneficial Shares (each being not less than fifteen percent (15%)) will each be entitled to appoint one Director, and (y) no other Voting Investor(s) shall be an Appointing Investor;

(d) if at any time following the Second Anniversary Date an Investor (other than the Founder Investor) that has a Director Appointment Right as of the Second Anniversary Date ceases to hold (together with its Affiliates) at least fifteen percent (15%) of the Equivalent Outstanding Voting Beneficial Shares, such Investor shall immediately cease to have the right to appoint a director; and

(e) from and after the Second Anniversary Date, the Major Investor, if any, will have the right to appoint one (1) Nominee Director to each committee of the Board (except on the Audit committee).

Standstill Agreement

On July 24, 2023, the Issuer and the Reporting Person entered into a standstill agreement (the “Standstill Agreement”). A copy of the Standstill Agreement is attached hereto as Exhibit 99.10.

Pursuant to the Standstill Agreement, during the standstill period, without the prior written consent of the Issuer, the Reporting Person shall not, and shall cause each of its Affiliates not to, directly or indirectly and either alone or jointly, acquire, offer or propose to acquire, or enter into any agreement to acquire any interest in any Shares (or rights or options to acquire any Shares), or any securities convertible into or exchangeable for Shares.

The standstill period commences on the date of the Standstill Agreement and ends on the earlier of (a) the 36 months anniversary of the date of the Standstill Agreement, and (b) occurrence of any of the following events: (i) immediately if the Amended Shareholders’ Agreement is terminated (unless the Reporting Person has retained its rights to appoint more than one Director to the Board through the Articles), or amended in a manner that adversely affects the rights of the Reporting Person to appoint more than one Director to the Board; (ii) immediately if the Articles are amended in a manner that adversely affects the rights of the Reporting Person to appoint more than one Director to the Board; (iii) three (3) months following the time that the Reporting Person loses its entitlement to appoint more than one Director to the Board or irrevocably waives in writing its right to appoint more than one Director to the Board; (iv) immediately if a third party which is not acting in concert with the Reporting Person announces an offer to acquire any Shares pursuant to a scheme of arrangement or takeover offer under the Act, which is recommended by the Board (including any special committee established by the Board); (v) immediately if a third party which is not acting in concert with the Reporting Person announces an offer to acquire any Shares pursuant to a takeover offer that is not recommended by the Board, but only for the purpose of launching an offer (through a scheme of arrangement or a takeover offer) to acquire Shares, with a minimum tender/purchase condition of 50% + 1 shares (including shares already owned by the Reporting Person, its Affiliates and any third party acting in concert with the Reporting Person), it being understood that should the Issuer, following the expiration of any such third party offer and the Reporting Person offer, remain a listed company with no single party (together with its Affiliates and third parties acting in concert) owning more than 50% of its Shares, the standstill period shall continue on its terms and conditions; (vi) immediately if a third party which is not acting in concert with the Reporting Person agrees with the Issuer to acquire substantially all of the assets of the Issuer; or (vii) immediately on the date on which any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that is not an Affiliate of, or acting in concert with, the Reporting Person acquires the beneficial ownership (as defined under the Exchange Act) of more than fifty percent (50%) of the Equivalent Outstanding Voting Beneficial Shares.

Notwithstanding the foregoing, the standstill obligation does not apply to (a) any acquisition, offer or proposal to acquire or agreement to acquire by the Reporting Person or its Affiliates of interests in Shares pursuant to the existing pre-emption rights set out in the Articles; (b) the acquisition by the Reporting Person, its Affiliates and / or any third parties acting in concert with the Reporting Person of interests in Shares or other securities of the Issuer pursuant to, or any offer or proposal or agreement entered into by the Reporting Person, its Affiliates and / or any third party acting in concert with the Reporting Person in connection with or in furtherance of, a scheme of arrangement or takeover offer under the Act, which is or will be recommended by a special committee of independent directors of the Board, established by the Board; or (c) certain discretionary acquisition, offer or proposal to acquire or agreement to acquire by the Reporting Person’s operating or portfolio companies, or investee companies, or investment funds or vehicles, third-party fund managers, connected fund managers or principal traders, of interest in Shares, in the normal course of such Person’s investment or advisory business unrelated to the Reporting Person’s investment in the Issuer, without having received any of the Issuer’s Confidential Information from the Reporting Person and not acting in concert with the Reporting Person.

References to, and descriptions of, the Amended Shareholders Agreement and the Standstill Agreement in this Item 6 are qualified in their entirety by the terms of the Amended Shareholders’ Agreement, being the Shareholders’ Agreement as amended by that certain Amendment No. 1, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.9, respectively, and the Standstill Agreement, a copy of which is attached hereto as Exhibit 99.10, each of which is incorporated in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Shareholders’ Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and RMG Sponsor II, LLC (incorporated by reference to Exhibit 4.5 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).

99.2	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, ReNew Power Private Limited, RMG Sponsor II, LLC, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Sacef India, Jera Power RN B.V., Mr. Sumant Sinha, Cognisa Investment and Wisemore Advisory Private Limited (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).

99.3	Business Combination Agreement, dated as of February 24, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2021).

99.4	Amendment No. 1 to the Business Combination Agreement, dated as of May 17, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2021).

99.5	Sale and Purchase Agreement, dated as of February 11, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Reporting Person on February 15, 2022).

99.6	Sale and Purchase Agreement (Lock-up Securities), dated as of February 16, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Reporting Person on February 18, 2022).

99.7	September Sale and Purchase Agreement, dated as of September 23, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by the Reporting Person on September 23, 2022).

99.8	March Sale and Purchase Agreement, dated as of March 2, 2023, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed by the Reporting Person on March 2, 2023).

99.9	Amendment No. 1 to Shareholders’ Agreement, effective as of July 24, 2023, by and among the Issuer, the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and MKC Investments, LLC (as successor to RMG Sponsor II, LLC).

99.10	Standstill Agreement, dated as of July 24, 2023, by and between the Issuer and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2023

CANADA PENSION PLAN INVESTMENT BOARD

By	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title: Senior Managing Director, General Counsel & Corporate Secretary